UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vapor Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

922099106

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 151,855
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 151,855
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,855
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (1)
12	TYPE OF REPORTING PERSON* IN

(1)	Based on 10,373,935 shares outstanding.

Item 1.	Security and Issuer

(a)	Name of Issuer: Vapor Corp.

(b)	Address of Issuer’s Principal Executive Offices: 3001 Griffin Road, Dania Beach, FL 33312

Item 2.	Identity and Background

(a)	This statement is filed on behalf of Mr. Michael Brauser (the “Filing Person”).

(b)	The Filing Persons’ principal business address is 4400 Biscayne Blvd., Miami FL 33137.

(c)	The Filing Person is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 922099106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following -[x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

Date

/s/ Michael Brauser

Michael Brauser